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                                                                  EXHIBIT (a)(5)



                 EMAIL COMMUNICATION TO ELIGIBLE OPTION HOLDERS

To:       All Vastera and its Subsidiaries Option Holders
Date:     August 30, 2002
Re:       IMPORTANT: Vastera Stock Option Exchange Offer

                  As indicated in Mark's earlier email, Vastera is launching a significant Offer to Exchange (the "OFFER") for certain eligible options granted under our Option Plans. Under the Offer, which is entirely voluntary, eligible employees will have the right to exchange options to purchase common stock with an exercise price equal to or greater than $6.50 per share for new options covering the same number of shares. The new options will be granted on or after April 3, 2003 and will have an exercise price equal to the fair market value of our common stock on the date of grant. Please carefully review the attached materials referenced below, as they will provide you with details on how the Offer operates:

         1.       Offer to Exchange dated August 30, 2002;

         2.       Letter of Transmittal (Instructions Included);

         3.       Notice of Withdrawal (Instructions Included).

                  If you decide to participate in the Offer, you will need to complete and deliver a Letter of Transmittal (item #2 above) for receipt by September 30, 2002 at 9:00 P.M., Eastern time, to Jo Wechselblatt at 45025 Aviation Drive, Suite 300, Dulles, Virginia 20166, by either hand delivery, first class mail, or facsimile at (703) 661-6928.

                  Beginning next week, if you wish to view additional materials referenced in the Offer documents or to obtain additional copies, please visit Vastera's intranet web site located at the following link:

                  http://bosk.vastera.com/stock_info.htm

                  We urge you to read each of these documents carefully. In addition, you should reference your personal option statement located at the following link: WWW.OPTIONSELECT.DB.COM. Here you can obtain important information related to your stock options and retrieve the current status of your option profile. If you do not have your user name or password, please contact a customer service representative at Deutsche Banc Alex. Brown at 800-776-7564 (or outside of the U.S. 00-800-5043-5043 or 00-410-229-2559) for assistance.

                  Our Legal/Finance/HR departments will be holding a web cast (with playback available for the remainder of the offering period) on or about September 11th, to further explain the Offer and address your questions. I encourage you to participate in this web cast. Specific information related to the web cast will be distributed next Tuesday.

                  Please do not reply to this email. Please feel free to contact Jo Wechselblatt at (703) 661-9006 or OPTION.EXCHANGE@VASTERA.COM for further assistance.